UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2023
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

RYAM 401(k) Plan for Salaried Employees

B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, Florida 32207
Telephone Number: (904) 357-4600

RYAM 401(k) Plan for Salaried Employees

As of December 31, 2023 and 2022 and for the
Year Ended December 31, 2023

Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the
RYAM 401(k) Plan for Salaried Employees
Jacksonville, Florida

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the RYAM 401(k) Plan for Salaried Employees (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2015.
/s/ Ennis, Pellum & Associates, P.A.
Jacksonville, Florida
June 28, 2024

RYAM 401(k) Plan for Salaried Employees

Statements of Net Assets Available for Benefits

	December 31, 2023	December 31, 2022
Investments
Investments, at fair value (Note 3)	$90,814,980	$81,376,780
Investments, at contract value (Note 4)	24,823,869	36,753,151
Total investments	115,638,849	118,129,931

Receivables
Notes receivable from participants	1,324,813	1,028,771
Participant contributions	188,210	—
Total receivables	1,513,023	1,028,771

Liabilities
Accrued expenses	(22,559)	(300)

Net Assets Available for Benefits	$117,129,313	$119,158,402

The accompanying notes are an integral part of these financial statements.

RYAM 401(k) Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2023
Investment Income
Net appreciation in fair value of investments	$8,874,366
Interest and dividends	2,516,080

Total investment income	11,390,446

Additions to Net Assets
Interest on notes receivable from participants	76,912

Contributions:
Participant contributions	4,984,236
Employer contributions	1,427,772
Rollover contributions	455,644
Total contributions	6,867,652

Total additions to net assets	18,335,010

Deductions from Net Assets
Distributions to participants	(20,672,701)
Administrative expenses	(205,064)

Total deductions from net assets	(20,877,765)

Net decrease before transfers of assets from this plan	(2,542,755)

Net transfers of assets to this plan (Note 1)	513,666

Net assets available for benefits:
Beginning of year	119,158,402
End of year	$117,129,313

The accompanying notes are an integral part of these financial statements.

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
1. Description of the Plan
The following brief description of the RYAM 401(k) Plan for Salaried Employees (formerly Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible salaried employees of Rayonier Advanced Materials Inc. (the “Company” or “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Salaried employees are eligible to participate in the Plan immediately. Participants are automatically enrolled to contribute 6% of their salary on a before-tax basis to their retirement account through automatic payroll deductions. The contribution rate will automatically increase by 1% following the year that salary deferrals to the plan began. The automatic increase will stop once a participant reaches a 10% contribution rate. Salaried employees can decline automatic enrollment prior to completing 45 days of service and opt out of the increases at any time.
Effective August 1, 2023, Fidelity Workplace Services LLC (“Fidelity”) serves as the record keeper and administers the Plan’s assets for the benefit of participants. Empower Retirement, LLC (“Empower”) served as the record keeper and administered the Plan's assets for the benefit of participants for the period of January 1, 2023 to July 31, 2023. Effective August 1, 2023, Fidelity Management Trust Company serves as the trustee of the Plan's investments in the Trust. Empower Trust Company, LLC (formerly Great-West Trust Company, LLC) served as the trustee of the Plan’s investments in Rayonier Advanced Materials Inc. common stock and mutual funds (collectively the “Trust”) for the period January 1, 2023 to July 31, 2023.
Contributions
Participants may contribute up to 100 percent of eligible compensation. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.
The Company makes a matching contribution of 50 percent of the first eight percent of each participant’s eligible compensation contributed to the Plan.
The Company closed enrollment in its defined benefit pension plan to employees hired after December 31, 2005. Eligible employees hired after December 31, 2005 may, at the Company’s discretion, receive an annual enhanced retirement contribution of three percent of their eligible compensation in addition to the standard matching contribution, contingent on the participant being employed on the last day of the year. For the plan year 2023, no discretionary contribution was made to eligible participants. Matching Company contributions and retirement contributions are directed to the participant specific allocations.
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.
Vesting
Participants are fully vested in their contributions as well as actual earnings/losses thereon. Participants vest in the Company contributions and enhanced retirement contributions at a rate of 20 percent per year of service. Full vesting occurs after five years of service.

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
Forfeitures
The balance of forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $302,048 for the plan year ended December 31, 2023. During 2023, $352,960 of forfeitures were utilized to reduce employer contributions or pay for administrative expenses. Interest income earned on the funds held in this account during the year ended December 31, 2023 was $2,948. At December 31, 2023 the balance in forfeited, non-vested account totaled $93,701, and remained in the Fidelity Government Money Market. At December 31, 2022 the balance in forfeited, non-vested account totaled $36,969, and remained available in the MassMutual Separate Account Guaranteed Interest Contract (“SAGIC”).
Transfers
The Company maintains three defined contribution plans for its employees depending upon their employment status. If a participant changes employment status and is eligible to transfer into a different plan during the year, the participant can elect to transfer their account balance into the corresponding plan. The transfer would be included in the “Net transfers of assets to this plan” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. Participants may not have more than one loan outstanding at a time. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. Effective August 1, 2023, the loans are secured by the balance in the participant's account and bear interest at a rate determined by the plan administrator based on prevailing interest rates charged by lending institutions for loans which would be made under similar circumstances. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent until July 31, 2023. Principal and interest are paid ratably through bi-weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70 1/2, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in a lump sum, or if the balance exceeds $1,000, over future periods or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance contributed prior to October 2016. Withdrawals from before-tax account balances, after-tax balances contributed after October 2016 and earnings on after-tax account balances are allowable before attaining the age of 59 1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.
2.Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully-benefit responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The plan administrator or pension and saving plan committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 - Fair Value Measurements for additional information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022. No allowance for credit losses has been recorded as of December 31, 2023 and 2022. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Contributions
Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which participant compensation is earned.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid directly by the Plan, including various advisors and the Plan auditor. Other expenses may be paid by the Sponsor. Fees charged by the individual funds and participant specific expenses deducted from the participant’s balance are reflected as a component of the net appreciation (depreciation) in fair value of investments. Participant accounts are charged with an allocation of administrative expenses.
Subsequent Events
The Plan has evaluated events and transactions that occurred through June 28, 2024, the date the financial statements were issued and there were no reportable events.

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
3.Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 -     Quoted prices in active markets for identical assets or liabilities.
Level 2 -     Observable inputs other than quoted prices included in level one, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 -     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. Except as disclosed below, there have been no changes in the methodologies used at December 31, 2023 and 2022.
Common stock Valued at the closing price reported on the active market at December 31, 2023.
Common stock fund Valued using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value at December 31, 2022.
Pooled separate investment accounts Valued using the daily closing price of the underlying pool of securities as published. Purchases and sales may occur daily within these accounts. As of December 31, 2023 and 2022, there were no unfunded commitments. Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.
Mutual funds and money market funds Valued at the daily closing price as reported by the fund. Mutual funds and money market funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission and are actively traded. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.
Collective trusts Valued using the NAV provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares owned. The NAV is a quoted price in a market that is not active. These funds transact at their NAV. There are no restrictions in place with respect to the daily redemption of the collective trust funds. There are no unfunded commitments at December 31, 2023 and 2022.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2023:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Advanced Materials Inc. Common Stock	$2,307,637	$—	$—	$2,307,637
Mutual Funds and Money Market Funds	79,084,394	—	—	79,084,394
Total assets in the fair value hierarchy	$81,392,031	$—	$—	81,392,031
Collective Trusts(a)				9,422,949
Investments at Fair Value				$90,814,980
___________________________
(a) Certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2022:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Advanced Materials Inc. Common Stock Fund	$—	$5,784,813	$—	$5,784,813
Pooled Separate Investment Accounts	—	10,002,691	—	10,002,691
Mutual Funds	65,589,276	—	—	65,589,276
Investments at Fair Value	$65,589,276	$15,787,504	$—	$81,376,780
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4.Fully Benefit-Responsive Investment Contract
The Plan holds a traditional investment contract that is fully benefit-responsive and, therefore, is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
Coincident with the change in record keeper from Empower to Fidelity, the Plan terminated the SAGIC contract with Empower and established a new identical contract under the Plan with Fidelity. The SAGIC contract was terminated and reestablished at contract value.
The benefit-responsive investment contract with MassMutual is a separate account evergreen group annuity contract, or SAGIC. MassMutual maintains the contributions in a separate account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer, and in an instance of a shortfall in the separate account, claims would be against MassMutual’s general assets. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting. The Plan may terminate the contract with 30 days prior notice.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) termination notice by the Company; (ii) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (iii) notice of termination by MassMutual on the anniversary date; (iv) a breach of contract by the Plan; or (v) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
5.Company Dividends
The Plan did not receive any cash dividends from Rayonier Advanced Materials Inc. common stock owned during the plan year ended December 31, 2023 as the Company did not declare or pay any dividends in 2023.
6.Party-in-Interest Transactions
Certain Plan investments are in Rayonier Advanced Materials Inc. common stock. As Rayonier Advanced Materials Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2023 and 2022, the Plan held approximately 569,526 and 579,361 shares of Rayonier Advanced Materials Inc. common stock, respectively, which represented approximately 0.9 percent of the Company’s total shares outstanding, respectively.

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
Fidelity serves as the Plan's record keeper, effective August 1, 2023, and provides certain administrative services to the Plan pursuant to a Main Services Agreement (“MSA”). Fidelity receives revenue from mutual fund service providers. This revenue is used to offset certain amounts owed for administrative services to the Plan. Accordingly, these transactions qualify as party-in-interest transactions.
For the period of January 1, 2023 to July 31, 2023, Empower served as the Plan’s record keeper and provided certain administrative services to the Plan pursuant to a Master Plan Services Agreement (“MPSA”). Empower received revenue from mutual fund service providers. This revenue was used to offset certain amounts owed for administrative services to the Plan. Accordingly, these transactions qualify as party-in-interest transactions.
If the revenue received from such mutual fund service providers exceeds the amount owed under the agreements, the record keeper remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. Certain expenses from plan service providers as described in Note 2 are paid by the Plan. Accordingly, these transactions qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.
7.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
8.Tax Status
The Plan has adopted a Non-Standardized Pre-Approved Profit Sharing Plan with CODA Plan Document. The Non-Standardized Pre-Approved Plan received a favorable opinion letter from the IRS dated June 30, 2020, stating that the form of this plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of the letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
9.Concentration of Investments
The Plan is concentrated in the following investments as of December 31, 2023 and 2022.

Investment	Description	December 31, 2023	December 31, 2022
MassMutual Separate Guaranteed Interest Contract	Guaranteed Interest Account	N/A	31%
MassMutual Stable Value Core	Guaranteed Interest Account	21%	N/A
Fidelity 500 Index Fund	Mutual Fund	16%	13%

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
10.Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2023 and 2022.

December 31, 2023
Net assets available for benefits per the financial statements	$117,129,313
Accrued Expenses	22,559
Less: Contributions receivable	(188,210)
Net assets available for benefits per Form 5500	$116,963,662

December 31, 2022
Net assets available for benefits per the financial statements	$119,158,402
Accrued Expenses	300
Net assets available for benefits per Form 5500	$119,158,702
The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the year ended December 31, 2023.

Year Ended
December 31, 2023
Decrease in net assets available for benefits before transfers per the financial statements	$(2,542,755)
Change in accrued expenses	22,259
Change in contributions receivable	(188,210)
Net loss per Form 5500	$(2,708,706)

RYAM 401(k) Plan for Salaried Employees
Schedule H, Line 4a: Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2023

Plan Number 031
Employer Identification Number 46-4559529

	Participant contributions and loan repayments transferred late to Plan	Totals that Constitute Nonexempt Prohibited Transactions
Year	Check here if Late Participant Loan Repayments are included: ☒	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
2022	$786,270	$—	$786,270	$—	$—
See Independent Auditors’ Report.

RYAM 401(k) Plan for Salaried Employees
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
As of December 31, 2023

Plan Number 031
Employer Identification Number 46-4559529

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
	MassMutual	MassMutual Stable Value Core	(1)	$24,823,869
*	Fidelity	Fidelity 500 Index	(1)	18,467,585
	BlackRock	BlackRock LifePath Index 2030 Fund	(1)	9,498,287
	BlackRock	BlackRock LifePath Index 2035 Fund	(1)	7,833,994
	BlackRock	BlackRock LifePath Index 2025 Fund	(1)	5,493,763
	BlackRock	LifePath Index Retirement Fund	(1)	5,288,497
	BlackRock	BlackRock LifePath Index 2040 Fund	(1)	5,152,677
	American Funds	American Funds Growth Fund of Amer R6	(1)	4,890,724
	BlackRock	BlackRock LifePath Index 2045 Fund	(1)	4,291,716
	BlackRock	BlackRock LifePath Index 2050 Fund	(1)	3,728,123
*	Fidelity	Fidelity Mid Cap Index Fund	(1)	3,037,494
	Wilmington Trust	Large Cap Value Fund II Class R1	(1)	2,440,755
	BlackRock	BlackRock LifePath Index 2060 Fund	(1)	2,356,861
*	Fidelity	Fidelity Small Cap Index Fund	(1)	1,944,395
	BlackRock	BlackRock LifePath Index 2055 Fund	(1)	1,780,265
*	Fidelity	Fidelity International Index Fund	(1)	1,733,318
	PIMCO	PIMCO Income Instl	(1)	1,722,516
	Wilmington Trust	Lord Abbett Core Bond	(1)	1,659,495
*	Fidelity	Fidelity U.S. Bond Index Fund	(1)	1,569,245
	Wilmington Trust	Small Cap Growth Fund II Class R1	(1)	1,222,414
	Great Gray	Small Cap Value Fund III Class R1	(1)	1,059,619
	Wilmington Trust	Mid Cap Value Fund Class R1	(1)	829,009
	Great Gray	Great Gray Europacific Growth Trust Class R1	(1)	820,347
	Great Gray	Mid Cap Growth Fund II Class R1	(1)	758,762
	Wilmington Trust	Emerging Markets Equity Fund	(1)	632,548
	BlackRock	BlackRock LifePath Index 2065 Fund	(1)	200,595
*	Fidelity	Fidelity Government Money Market Fund Class K6	(1)	94,339
*	Common Stock	Rayonier Advanced Materials Inc. Common Stock	(1)	2,307,637
*	Participant Loans	Participant Loans**	N/A	1,324,813
				$116,963,662

*	Denotes party-in-interest transaction.
**	These loans bear fixed interest rates of 4.25 percent to 9.50 percent with maturities through September 9, 2038.
(1)	Investments are participant directed, thus cost information is not required.

See Independent Auditors’ Report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Saving Plan Committee for the RYAM 401(k) Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYAM 401(k) Plan for Salaried Employees
(Name of Plan)

/s/ JAMES L POSZE
James L Posze
Plan Administrator

Date: June 28, 2024

Exhibit Index

Exhibit No.	Description	Location
23	Consent of Independent Registered Public Accounting Firm	Filed herewith